

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 25, 2022

Tim Shelhamer
Chief Corporate Counsel
NXP Semiconductors N.V.
60 High Tech Campus
5656AG Eindhoven
Netherlands

> **Re: NXP Semiconductors N.V.**
> **Registration Statement on Form S-4**
> **Filed March 21, 2022**
> **File No. 333-263732**

Dear Mr. Shelhamer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Laura A. Kaufmann Belkhayat